June 22, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jenny Beysolow

Re:	Warrantee Inc.
Registration Statement on Form F-1
Filed June 10, 2022
File No. 333-265511

Dear Ms. Beysolow:

This letter is submitted on behalf of Warrantee Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, filed with the Commission on June 10, 2022 (the “Registration Statement”), as set forth in your letter dated June 21, 2022 addressed to Mr. Yusuke Shono, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission via EDGAR Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, and certain other updates of the Company.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1.

Form F-1 Filed June 10, 2022

Cover Page

1.	State the approximate amount of the net proceeds intended to be used for each of the purposes listed in this section. See Item 504 of Regulation S-K.

Response to Comment No. 1:

The requested disclosure has been provided in the second full paragraph on page 32 of the prospectus.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

* * *

U.S. Securities and Exchange Commission

June 22, 2022

We thank the Staff for its review and consideration of the Company’s Amendment No. 1 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6557 or by email at DonahueD@gtlaw.com.

Sincerely,

/s/ Daniel Donahue
Daniel K. Donahue, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission
Yusuke Shono, Chief Executive Officer, Warrantee Inc.
Hiromitsu Tsuga, Chief Financial Officer, Warrantee Inc.
Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices